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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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
(Check One):  [X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

                 For Period Ended: June 30, 2001
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:

                         Commission File Number 1-11900
                            CUSIP Number 45812J 10 1

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

         Integrated Security Systems, Inc.
         8200 Springwood Drive, Suite 230
         Irving, TX  75063

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

         The Company is currently awaiting financing information and is delaying filing of the Form 10-KSB for possible disclosure implications. The Company anticipates filing the Form 10-KSB on or before October 15, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         David H. Oden
         Haynes and Boone, LLP
         (214) 651-5560

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).      [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                       [X] Yes [ ] No

Sales for fiscal 2001 decreased 19% or $1.3 million to $5.3 million from $6.6 million for fiscal year 2000. This decrease is primarily due to a decrease in project revenue of approximately $0.9 million at the Company's Intelli-Site, Inc. subsidiary consistent with the Company's previously announced business refocus on the software side of the business. Sales at the B&B Electromatic subsidiary decreased by $0.4 million due to a decrease in perimeter security sales.

Gross margin decreased by 23% or $0.5 million to $1.7 million from $2.2 million primarily due to an unfavorable change in product mix sales at the B&B Electromatic subsidiary.

Operating expenses decreased by 6% or $0.3 million to $4.3 million during fiscal 2001 from $4.6 million for fiscal year 2000 due to overall company reduction in staffing and operating expenses.

Research and development expenses increased approximately $140,000 during fiscal period 2001 due to increased expenditures at the Intelli-Site subsidiary in order to both stabilize and enhance the Intelli-Site(R) product.

During fiscal 2001, interest expense increased by approximately $114,000. This increase is primarily due to securing additional financing during the fiscal 2001 period.


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                        Integrated Security Systems, Inc.
                 -----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    September 28, 2001             By: /s/ C. A. Rundell, Jr.
         ----------------------             ------------------------------------
                                            Director, Chairman of the Board, and
                                            Chief Executive Officer (Principal
                                            Executive and Financial Officer)


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